SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 March 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 March 2022
99.2	Director/PDMR Shareholding dated 02 March 2022
99.3	Director/PDMR Shareholding dated 02 March 2022
99.4	Director/PDMR Shareholding dated 02 March 2022
99.5	Director Declaration dated 03 March 2022

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 28 February 2022, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 3,701,408 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 184,016,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 28 February 2022 the following deferred shares were granted, under the Company's 2021 Annual Performance Plan, to the following PDMRS:

Name of PDMR	Number of shares granted
Keith Barr	17,068
Paul Edgecliffe-Johnson	12,550
Elie Maalouf	12,291
Claire Bennett	8,021
Jolyon Bulley	8,431
Yasmin Diamond	5,830
Nicolette Henfrey	6,323
Wayne Hoare	8,474
Kenneth Macpherson	8,266
George Turner	8,105

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 17,068 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Keith Barr ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer and Group Head of Strategy
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 12,550 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Paul Edgecliffe-Johnson ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 12,291 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Elie Maalouf ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 8,021 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Claire Bennett ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 8,431 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Jolyon Bulley ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 5,830 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Yasmin Diamond ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 6,323 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Nicolette Henfrey ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 8,474 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Wayne Hoare ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 8,266 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2021 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 8,105 free shares; the number of shares calculated by reference to a price of GBP 50.58, being the MMQ of the Company's share price for the 3 business days preceding the date of grant.

The award is conditional and may be forfeited if George Turner ceases employment with the Group before 28 February 2025.

d)	Aggregated information - Aggregated volume - Price - Aggregated total	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2022-02-28
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 1 March 2022, the following shares were allocated, pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares
Keith Barr	7,763
Paul Edgecliffe-Johnson	5,448
Elie Maalouf	5,814
Claire Bennett	3,978
Jolyon Bulley	2,423*
Yasmin Diamond	2,386*
Nicolette Henfrey	495
Kenneth Macpherson	3,832*
George Turner	3,821
*Shares sold upon vesting as notified below.

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,763
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,763 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer and Group Head of Strategy
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,448
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,448 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,814
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,814 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,978
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,978 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,423
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,423 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,386
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,386 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	495
d)	Aggregated information - Aggregated volume - Price - Aggregated total	495 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,832
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,832 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2018 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,821
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,821 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

The Company has also been notified that on 1 March 2022, the following number of shares were sold upon vesting of the awards set out above, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Jolyon Bulley	2,423
Yasmin Diamond	2,386
Kenneth Macpherson	3,832

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.210522	2,423
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,423 £50.210522 £121,660.09
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.210522	2,386
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,386 £50.210522 £119,802.30
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.210522	3,832
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,832 £50.210522 £192,406.72
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	XLON

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces the grant and release of share awards and the sale of shares by various PDMRs.

On 28 February 2022, the share awards set out below were granted under the Company's Annual Performance Plan to PDMRs.  On 1 March 2022, the awards were released and the number of shares indicated below were then transferred, following adjustments for tax and social security withholdings, to the PDMRs:

Name of PDMR	Number of shares granted	Number of shares transferred
Claire Bennett	5,668	3,106
Jolyon Bulley	5,583	3,060*
Yasmin Diamond	3,930	2,078*
Nicolette Henfrey	3,427	1,813
Wayne Hoare	2,938	1,554
Kenneth Macpherson	5,655	2,992*
George Turner	5,727	3,138
*Shares sold upon vesting as notified below.

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 5,668 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 3,106 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,106
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,106 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 5,583 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 3,060 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,060
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,060 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 3,930 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 2,078 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,078
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,078 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 3,427 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 1,813 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,813
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,813 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 2,938 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 1,554 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,554
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,554 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 5,655 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 2,992 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,992
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,992 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Rights over a total of 5,727 free shares.  The Share Award is subject to the terms of the IHG Annual Performance Plan.

The Share Award was released on 1 March 2022 and 3,138 shares were transferred following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,138
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,138 Nil consideration Nil consideration
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	Outside a trading venue

The Company has also been notified that on 1 March 2022, the following number of shares were sold upon vesting of the awards set out above, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Jolyon Bulley	3,060
Yasmin Diamond	2,078
Kenneth Macpherson	2,992

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.210522	3,060
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,060 £50.210522 £153,644.20
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.210522	2,078
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,078 £50.210522 £104,337.46
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£50.210522	2,992
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,992 £50.210522 £150,229.88
e)	Date of the transaction	2022-03-01
f)	Place of the transaction	XLON

Exhibit No: 99.5

InterContinental Hotels Group PLC
Director Declaration

3 March 2022 - In accordance with Listing Rule 9.6.14R(2), InterContinental Hotels Group PLC ("IHG") confirms that Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy of IHG, will join the Board of Schroders plc as an Independent Non-executive Director, effective 1 July 2022.

=Ends=

For further information, please contact:

Investor Relations Stuart Ford	+44 (0)7527 419 431	+44 (0) 1895 512 176
Media Relations Amy Shields	+44 (0) 7881 035 550	+44 (0) 7776 778 808

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	11 March 2022